EXHIBIT 10.28

INmune Bio Inc.

January 6, 2021

Raymond Joseph Tesi, MD

476 Massachusetts Avenue, Unit 2

Boston, MA 02118

Re:	Offer of Employment

Dear Raymond:

INmune Bio, Inc. (the “Company”) is pleased to offer you continued at-will employment in the position of Chief Executive Officer (“CEO”) on the terms and conditions set forth in this letter agreement (the “Agreement”).

1. Employment by the Company. Your employment with the Company shall continue on these terms effective as of January 1, 2021, or such date as otherwise agreed to by you and the Company (such actual date your employment begins on these terms, the “Effective Date”)). This is an exempt position, and during your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You shall perform such duties as are required by the Company’s Board of Directors (“Board”), to whom you will report. Your primary work location shall be at your home office located in Boston, Massachusetts. The Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel. The Company may modify your job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2. Compensation.

2.1 Base Salary. For services to be rendered hereunder, you shall receive a base salary at the rate of $455,000 per year (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.

2.2 Annual Bonus. You will be eligible for an annual discretionary bonus with a target amount of 50% of your then current annual Base Salary, prorated for the number of days employed in a calendar year (the “Annual Bonus”). Whether you receive an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Board and/or its Compensation Committee in its discretion based upon the achievement of corporate and/or individual objectives and milestones that are determined in the sole discretion of the Board. If your employment terminates for any reason prior to the date such Annual Bonus, if any, is paid, then you will not have earned an Annual Bonus for that year and will not receive any portion of it, except as provided in Section 8. The Annual Bonus, if earned, shall be paid to you in a lump sum no later than March 15th of the calendar year that follows the performance year, subject to applicable payroll deductions and withholdings.

2.3 Equity. Subject to approval by the Board, you shall be granted an option to purchase 59,337 shares of Common Stock in the Company (the “Option”) pursuant to the Company’s 2017 and 2019 Equity Incentive Plans (as amended from time to time, the “Plan”). The exercise price of the Option shall be the minimum permissible amount, and such exercise price, as well as all other matters related to the Option, will be governed by and subject to the terms and conditions set forth in the Plan, and the stock option agreement you will be required to execute. Upon a Change in Control, the vesting and exercisability of all unvested shares subject to the Option shall accelerate and become immediately vested and exercisable as of the date of the closing of the Change in Control (the “CIC Equity Acceleration”). The CIC Equity Acceleration shall be subject to your Continuous Service (as defined in the Plan) up to and including the closing date of such Change in Control.

3. Reasonable Business Expenses. You will be eligible for reimbursement of all reasonable, necessary and documented out-of-pocket business, entertainment, and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company’s expense reimbursement policies and procedures.

4. Paid Time Off; Holidays. You will initially be eligible to accrue up to three weeks of paid time off during each calendar year, subject to applicable maximum accrual caps, in accordance with the Company’s paid time off policies as in effect from time to time. You will also be eligible for certain paid holidays pursuant to Company policy. The Company reserves the right to cancel or change its policies regarding paid time off, paid sick leave and/or holidays from time to time without amendment of this Agreement.

5. Company Policies; Standard Company Benefits. The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. You shall be entitled to participate in all employee benefit programs for which you are eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees. The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

6. At-Will Employment. Your employment relationship is at-will. Either you or the Company may terminate the employment relationship at any time, with or without cause or advance notice. Upon termination of your employment for any reason, you shall resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

7. Outside Activities During Employment. Except with the prior written consent of the Board, you will not during the term of your employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which you are a passive investor. You may engage in civic and not-for-profit activities and be a member of the board of directors of other companies so long as such activities do not materially interfere with the performance of your duties hereunder and such other companies are not competitive with the Company’s business and you receive permission from the Board of Directors. You agree not to acquire, assume or participate in, directly or indirectly, any position, material investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

8. Termination; Severance.

8.1 Compensation upon Termination. Upon the termination of your employment for any reason, the Company shall pay you all of your accrued and unpaid wages earned through your last day of employment (the “Separation Date”).

8.2 Involuntary Termination. If you are subject to an Involuntary Termination (as defined below), and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 8.4 below), the Company shall provide you with the following benefits (the “Severance Benefits”):

(a) Cash Severance. The Company shall pay you, as severance, the equivalent of 18 months (the “Severance Period”) of your Base Salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings. The Severance will be paid as a continuation on the Company’s regular payroll, beginning no later than the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Separation Agreement (as discussed in Section 8.4) has become effective.

(b) Prorated Annual Bonus. You will be eligible to receive a prorated Annual Bonus (calculated as the Annual Bonus that would have been paid for the entire calendar year multiplied by a fraction, the numerator of which is equal to the number of days you worked in the applicable calendar year, and the denominator of which is equal to the total number of days in such year). The prorated Annual Bonus, if any, will be paid to you, subject to standard payroll deductions and withholdings, at the time such bonus is paid to similarly situated employees.

(c) Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law of similar effect (“COBRA”) following your Involuntary Termination, the Company will pay your COBRA group health insurance premiums or equivalent of COBRA if the company is not eligible for COBRA for you and your eligible dependents directly to the insurer until the earliest of (A) the end of the period immediately following your Involuntary Termination that is equal to the Severance Period (the “COBRA Payment Period”), (B) the expiration of your eligibility for continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 health care reimbursement plan under the Code. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), which payments shall continue until the earlier of expiration of the COBRA Payment Period or the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. On the first payroll date following the effectiveness of the Separation Agreement, the Company will make the first payment to the insurer under this clause (and, in the case of the Special Severance Payment, such payment will be to you, in a lump sum) equal to the aggregate amount of payments that the Company would have paid through such date had such payments instead commenced on the Separation Date, with the balance of the payments paid thereafter on the schedule described above. If you become eligible for coverage under another employer’s group health plan, you must immediately notify the Company of such event, and all payments and obligations under this subsection shall cease.

8.3 Termination for Cause; Resignation Without Good Reason; Death or Disability. If you resign without Good Reason, or the Company terminates your employment for Cause, upon dissolution or cessation of the Company, or upon your death or disability, then (a) you will no longer vest in the Option, (b) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and (c) you will not be entitled to any Severance Benefits.

8.4 Conditions to Receipt of Severance Benefits. The receipt of the Severance Benefits will be subject to you signing and not revoking a separation agreement and general release of claims in a form reasonably satisfactory to the Company (the “Separation Agreement”) by no later than the sixtieth (60th) day after the Separation Date (“Release Deadline”). No Severance Benefits will be paid or provided until the Separation Agreement becomes effective. You shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation Date.

9. Definitions.

9.1 Cause. For purposes of this Agreement, “Cause” for termination means: (a) commission of any felony or crime involving dishonesty; (b) participation in any fraud against the Company; (c) material breach of your duties to the Company; (d) persistent unsatisfactory performance of job duties after written notice from the Board and an opportunity to cure (if deemed curable by the Company in its sole discretion); (e) intentional damage to any material property of the Company; (f) misconduct, or other violation of Company policy that causes material harm; (g) breach of this Agreement, the Confidentiality Agreement (as defined below), or any other written agreement with the Company; or (h) conduct by you which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve.

9.2 Code. For purposes of this Agreement, “Code” means the U.S. Internal Revenue Code of 1986 (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder and any state law of similar effect.

9.3 Good Reason. For purposes of this Agreement, you shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your Base Salary, which the parties agree is a reduction of at least 10% of your Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (b) a material reduction in your duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from the prior duties; or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation. In order to resign for Good Reason, you must provide written notice to the Company’s Board within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 90 days after the expiration of the cure period.

9.4 Involuntary Termination. For purposes of this Agreement, “Involuntary Termination” means a termination of your employment with the Company pursuant to either (i) a termination initiated by the Company without Cause, or (ii) your resignation for Good Reason, and provided in either case such termination constitutes a Separation from Service. An Involuntary Termination does not include any other termination of your employment, including a termination due to your death or disability.

9.5 Separation from Service. For purposes of this Agreement, “Separation from Service” means a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h).

10. Proprietary Information Obligations. As a condition of your continued employment, you shall continue to abide by the Company’s standard form of Confidential Information and Invention Assignment Agreement (the “Confidentiality Agreement”), attached as Exhibit A. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

11. Section 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations Sections 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A 2(b)(2)(i) and (iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release Deadline occurs in the calendar year following the calendar year of your Separation from Service, the Separation Agreement will not be deemed effective any earlier than the Release Deadline for purposes of determining the timing of provision of any severance benefits.

12. Section 280G.

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change in control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other reasonable time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax). For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

13. Arbitration of All Disputes.

13.1 Agreement to Arbitrate. To ensure the timely and economical resolution of disputes that may arise between you and the Company, both you and the Company mutually agree that pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by applicable law, you and the Company will submit solely to final, binding and confidential arbitration any and all disputes, claims, or causes of action arising from or relating to: (i) the negotiation, execution, interpretation, performance, breach or enforcement of this Agreement; or (ii) your employment with the Company (including but not limited to all statutory claims); or (iii) the termination of your employment with the Company (including but not limited to all statutory claims). By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such disputes through a trial by jury or judge or through an administrative proceeding.

13.2 Arbitrator Authority. The arbitrator shall have the sole and exclusive authority to determine whether a dispute, claim or cause of action is subject to arbitration under this Section and to determine any procedural questions which grow out of such disputes, claims or causes of action and bear on their final disposition.

13.3 Individual Capacity Only. All claims, disputes, or causes of action under this Section, whether by you or the Company, must be brought solely in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences in this Section are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.

13.4 Arbitration Process. Any arbitration proceeding under this Section shall be presided over by a single arbitrator and conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) in San Diego, California, or as otherwise agreed to by you and the Company, under the then applicable JAMS rules for the resolution of employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You and the Company both have the right to be represented by legal counsel at any arbitration proceeding, at each party’s own expense. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute; (ii) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (iii) be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the amount of court fees that would be required of you if the dispute were decided in a court of law.

13.5 Excluded Claims. This Section shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration.

13.6 Injunctive Relief and Final Orders. Nothing in this Section is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any final award in any arbitration proceeding hereunder may be entered as a judgment in the federal and state courts of any competent jurisdiction and enforced accordingly.

14. General Provisions. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between you and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the parties’ agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. Modifications or amendments to this Agreement, other than those changes expressly reserved to the Company’s discretion in this letter, must be made in a written agreement signed by you and the Company’s Board. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties. Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. This Agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and their respective successors, assigns, heirs, executors and administrators. The Company may freely assign this Agreement, without your prior written consent. You may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company. The obligations as forth under Sections 8, 9, 10, 11, 12, 13, and 14 will survive the termination of this Agreement. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

This offer is subject to satisfactory proof of your identity and right to work in the United States and other applicable pre-employment screenings.

[Remainder of page left intentionally blank; signature page follows]

Best regards,

INmune Bio, Inc.

Tim Schroeder Chairman of Compensation Committee

Accepted and agreed

Raymond Joseph Tesi, MD

Date:

Exhibit A

Confidential Information and Invention Assignment Agreement

This agreement is made between Raymond J. Tesi (“Employee”) and INmune Bio Inc. (the “Company”) on January 6, 2021.

Employee will perform services for the Company as set forth in the Employment Agreement between the Company and the Employee that may require the Company to disclose confidential and proprietary information (“Confidential Information”) to Employee. Confidential Information is information and data of any kind concerning any matters affecting or relating to the Company, the business or operations of the Company, and/or the products, drawings, plans, processes, or other data of the Company not generally known or available outside of the company.

Accordingly, to protect the Confidential Information that will be disclosed during employment, the Employee agrees as follows:

1. Employee will hold the Confidential Information received from the Company in strict confidence and will exercise a reasonable degree of care to prevent disclosure to others.

2. Other than as required in the course of Employee’s employment with the Company, the Employee will not disclose or divulge either directly or indirectly the Confidential Information to others unless first authorized to do so in writing by the Company’s board of directors.

3. Employee will not reproduce the Confidential Information nor use this information commercially or for any purpose other than the performance of his duties for the Company.

4. Employee will, upon request or upon termination of his/her relationship with the Company, deliver to the Company any drawings, notes, documents, equipment, and materials received from the Company or originating from employment with the Company.

5. The Company will have the sole right to determine the treatment of all inventions, writings, ideas and discoveries received from Employee during the period of employment with [the Company, including the right to keep the same as a trade secret, to use and disclose the same without prior patent applications, to file copyright registrations in its own name, or to follow any other procedure as the Company may deem appropriate.

6. The Company reserves the right to take disciplinary action, up to and including termination, for violations of this agreement in addition to pursuing civil or criminal penalties.

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7. This agreement will be interpreted under and governed by the laws of the state of Nevada.

8. All provisions of this agreement will be applicable only to the extent that they do not violate any applicable law and are intended to be limited to the extent necessary so that they will not render this agreement invalid, illegal or unenforceable. If any provision of this agreement or any application thereof will be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of other provisions of this agreement or of any other application of such provision will in no way be affected thereby.

Immunity from Liability for Confidential Disclosure of a Trade Secret to the Government or in a Court Filing:

(1) Immunity—An individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(2) Use of Trade Secret Information in Anti-Retaliation Lawsuit—An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal and (B) does not disclose the trade secret, except pursuant to court order.

Employee represents and warrants that he or she is not under any pre-existing obligations inconsistent with the provisions of this agreement.

Signing below signifies that the Employee agrees to the terms and conditions of the agreement stated above.

Employee:	INmune Bio Inc.:

Raymond J. Tesi	David Moss, CFO

Chief Executive Officer

Date	Date

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